EXHIBIT (a)(1)(D)
CONFIRMATION OF RECEIPT OF ELECTION FORM

To Participating Option Holder:

This email confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your eligible option grants in the Multilink Stock Option Exchange Program. This email does not serve as a formal acceptance by Multilink of the eligible option grants designated on your Election Form for exchange. However, delivery of your Election Form does serve as a confirmation to Multilink that you agree to cancel any options granted to you on or after December 24, 2001, regardless of the price and regardless of whether you have included this grant information in the Election Form. The procedure for acceptance of eligible option grants for exchange is described in the Offer to Exchange previously made available to you.

Your stock option account on the AST StockPlan website at http://www.aststockplan.com/ will be updated after the expiration date of the Offer to reflect your election to exchange the eligible option grants designated on your Election Form, as will your personnel option status report. If you cannot access the AST StockPlan website, you may contact Multilink Stock Administration at investors@mltc.com to request a personnel option status report. The exchanged eligible option grants will be reflected on your stock option account and personnel option status report as cancelled. Please note that you will not have the right to exercise all or any part of the cancelled eligible option grants after the date of your Election Form.

Your election to exchange your eligible option grants may be withdrawn or changed at any time prior to 12:00 Midnight, Eastern Time on July 23, 2002, the expiration date of the Offer to Exchange. Withdrawals must be submitted to Stock Administration by completing and delivering a Notice of Withdrawal in accordance with its instructions. Changes to your election must be submitted to Stock Administration by completing and delivering a new Election Form in accordance with its instructions. Both forms are available at http://intra/stockadministration. Please do not respond to this email. All forms must be delivered to Stock Administration, 300 Atrium Drive, 2nd Floor, Somerset, New Jersey, 08873 or faxed to (732) 537-3727. You may email questions about the Offer to Exchange to investors@mltc.com or call (732) 537-3771.